Exhibit 99.1

Uxin Reports Unaudited Fourth Quarter and Full Year 2019 Financial Results

BEIJING, April 27, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Strategic Business Updates

On January 16, 2020, the Company entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd. (“Boche”) to divest its salvage car related business in exchange for a total cash consideration of RMB330 million, of which RMB165 million was received in January 2020. The transaction contemplated under the definitive agreements was closed in January 2020.

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its B2B online used car auction business in exchange for a total cash consideration of US$105 million, of which US$75 million was received in April 2020. The transaction contemplated under the definitive agreements was closed in April 2020.

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its loan facilitation related business, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee services starting from November 2019. In addition, the Company also transferred the legal titles of assets and liabilities in relation to the loans previously facilitated for XW Bank in the fourth quarter of 2019, as one of the pre-conditions for the divestiture to Golden Pacer. Immediately prior to the divestiture, the remaining outstanding balance of the historically-facilitated loans for XW Bank accounted for more than half of the total outstanding loans facilitated by the Company. Pursuant to the supplemental agreements, upon Golden Pacer’s achievement of certain profitability-related performance targets for both full year 2020 and 2021, the Company is entitled to purchase a certain amount of preferred shares of Golden Pacer in 2020 and 2021, representing up to an aggregate of 18.4% of Golden Pacer’s outstanding shares (assuming no further issue of new shares) on a fully diluted and as-converted basis for US$0.00001 per share. In addition, the Company will be entitled to receive 85% of net cash inflow generated by the divested and transferred assets and liabilities from Golden Pacer in relation to the historically-facilitated loans for XW Bank. The transactions contemplated under the definitive and supplemental agreements were closed upon the signing of the supplemental agreements.

Specific assets and liabilities related to the aforementioned divested businesses as of December 31, 2019 are recorded as the assets and liabilities held for sale on the Company’s balance sheet. Unless indicated otherwise, the discussion below in this press release relates to continuing operations only. Following the divestitures described above, the Company’s primary business solely consists of its 2C online used car transaction business which is presented as 2C business.

Fourth Quarter 2019 Highlights

•                      2C transaction volume increased to 28,302 units in the fourth quarter of 2019, representing a year-over-year increase of 26.5%.

•                      2C GMV(1) increased to RMB3,308 million in the fourth quarter of 2019, representing a year-over-year increase of 31.9%.

•                      Total revenues were RMB466.4 million (US$66.9 million) in the fourth quarter of 2019, representing a year-over-year increase of 61.2%.

■                  2C revenue was RMB387.8 million (US$55.6 million) in the fourth quarter of 2019, representing a year-over-year increase of 64.6%.

•                      Gross profit was RMB276.0 million (US$39.6 million) in the fourth quarter of 2019, representing a year-over-year increase of 108.8%.

•                      Gross margin was 59.2% in the fourth quarter of 2019, an increase from 45.7% in the same period last year.

•                      Loss from continuing operations was RMB585.5 million (US$83.9 million) in the fourth quarter of 2019, compared with RMB368.3 million in the same period last year. Loss from continuing operations was significantly impacted by guarantee liabilities and provision for credit losses recorded for the quarter; otherwise loss from continuing operations in the fourth quarter of 2019 would be RMB144.3 million if not taking into account loss from guarantee liabilities and provision for credit losses.

•                      Non-GAAP adjusted loss from continuing operations was RMB576.5 million (US$82.6 million) in the fourth quarter of 2019, compared with RMB299.8 million in the same period last year. Loss from continuing operations was significantly impacted by guarantee liabilities and provision for credit losses recorded for the quarter; otherwise non-GAAP adjusted loss from continuing operations in the fourth quarter of 2019 would be RMB135.3 million if not taking into account loss from guarantee liabilities and provision for credit losses.

•                      Net loss from continuing operations was RMB589.0 million (US$84.4 million) in the fourth quarter of 2019, compared with RMB391.6 million in the same period last year. Net loss from continuing operations was significantly impacted by guarantee liabilities and provision for credit losses recorded for the quarter; otherwise net loss from continuing operations in the fourth quarter of 2019 would be RMB147.8 million if not taking into account loss from guarantee liabilities and provision for credit losses.

•                      Non-GAAP adjusted net loss from continuing operations was RMB580.0 million (US$83.1 million) in the fourth quarter of 2019, compared with RMB323.1 million in the same period last year. Net loss from continuing operations was significantly impacted by guarantee liabilities and provision for credit losses recorded for the quarter; otherwise non-GAAP adjusted net loss from continuing operations in the fourth quarter of 2019 would be RMB138.8 million if not taking into account loss from guarantee liabilities and provision for credit losses.

(1)  GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

Full Year 2019 Highlights

•                      2C transaction volume increased to 97,100 units in the full year 2019, representing a year-over-year increase of 153.8%.

•                      2C GMV increased to RMB11,268 million in the full year 2019, representing a year-over-year increase of 155.3%.

•                      Total revenues were RMB1,588.0 million (US$227.6 million) in the full year 2019, representing a year-over-year increase of 140.9%.

■                  2C revenue was RMB1,347.4 million (US$193.1 million) in the full year 2019, representing a year-over-year increase of 264.5%.

•                      Gross profit was RMB898.7 million (US$128.8 million) in the full year 2019, representing a year-over-year increase of 274.1%.

•                      Gross margin was 56.6% in the full year 2019, an increase from 36.4% in the prior year.

•                      Loss from continuing operations was RMB1,292.1 million (US$185.2 million) in the full year 2019, a decrease from RMB2,488.4 million in the prior year.

•                      Non-GAAP adjusted loss from continuing operations was RMB1,207.7 million (US$173.1 million) in the full year 2019, a decrease from RMB1,486.1 million in the prior year.

•                      Net loss from continuing operations was RMB1,327.7 million (US$190.3 million) in the full year 2019, a decrease from RMB1,351.8 million in the prior year.

•                      Non-GAAP adjusted net loss from continuing operations was RMB1,243.2 million (US$178.2 million) in the full year 2019, a decrease from RMB1,534.6 million in the prior year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to conclude the year on a solid note with 2C revenue increasing by 65% to RMB 388 million during the quarter. 2019 marked an important milestone for Uxin as we shifted our strategic focus to 2C online transactions. Throughout the year, we helped over 97,000 consumers buy their car of choice online, enabling them to circumvent the tedious process of spending weeks or even months visiting dealership after dealership to find the ideal car. With a nationwide selection of used cars, consumers on our platform are able to conveniently browse through and buy cars that may not be available in their local market, or easily find better deals on the car of their choice across the country by comparing each car’s price-to-performance. Coupled with the professional service and convenience we deliver, our business model offers consumers an unparalleled value proposition that reinforces our competitive positioning in the market and increases barriers to entry. This will help us generate long-term sustainable growth going forward. A clear indication of our unique value is reflected in our total 2C take rate during the quarter which expanded to 11.7%, equivalent to per-unit revenue of over RMB13,700.”

“Our strategic focus is now squarely on our 2C online transaction business. Divesting from the loan facilitation, salvage car and 2B businesses will allow us to devote all our attention and resources towards developing and scaling up our 2C online transaction business. In addition, the divestiture of our loan facilitation business will enable us to drive future growth without incurring additional guarantee obligation or credit risk. This will place us on a much stronger footing for the next stage of our development.”

Mr. Dai added, “Looking into 2020, despite a softening macro environment and challenging market conditions created by the outbreak of COVID-19, we remain confident in the long-term growth opportunities that China’s used car market continues to present as well as our business prospects. We believe the outbreak presents just as many opportunities as it does challenges. The outbreak is actually accelerating our ongoing transformation of the entire buying process and transition online of each step in the sales process. In response to the situation, we immediately implemented two strategies to adapt our business — ‘service model upgrade’ and ‘cost structure optimization’. On the service model front, we upgraded our products, standardized fees, and transformed the way consumers are served and the procedures they go through to complete a purchase to facilitate the consumer’s self-help online buying experience. On the cost structure front, we streamlined our corporate management structure and relevant procedures in line with our simplified buying and servicing processes. As the impact of the outbreak begins to fade in China, we believe the used car market will gradually bounce back in the coming quarters, catalyzed by people’s growing preference for owning cars and pent-up demand. With an upgraded service model and optimized cost structure in place, we are confident that we are ideally positioned to capture such growth opportunities once the market rebounds. With our focus squarely on becoming a one-stop online destination for buying used cars, we are confident that we will be able to further solidify our market leading position as a national online used car dealer and create long-term value for our shareholders.”

Zhen Zeng, Chief Financial Officer of Uxin, said, “We are pleased to see our continuing business generate solid and consistent topline growth and gross margin improvement throughout 2019. Due to the impact of a series of regulations governing lending and debt collection promulgated by relevant authorities in October 2019, the performance of the remaining portion of our historically-facilitated loans that were not transferred to Golden Pacer has been adversely affected. This unexpected factor weighed on operating profit during the quarter as it incurred a significant provision for credit losses and additional loss from guarantee liabilities. Excluding this impact, loss from continuing operations continued to steadily narrow for the fourth consecutive quarter to RMB144 million on a GAAP basis and RMB135 million on a non-GAAP basis in the fourth quarter of 2019. In response to the new accounting standards for credit losses effective on January 1, 2020 and the outbreak of COVID-19, we have thoroughly reviewed the quality of our historical financial assets and carefully assessed other relevant impacts. Accordingly, a significant provision for credit losses and loss from guarantee liabilities will be provided for the first quarter of 2020 as a result of the adoption of new accounting standards which take into consideration the impact of the COVID-19 outbreak. However, we believe the impact from the fluctuation of asset quality on our cashflow going forward will be limited with careful control and proper solutions already in place to manage the guarantee obligations associated with the historically-facilitated loans. Under the current arrangements with our financing partners, we believe the cash outflow for buying back future defaulted loans as a result of our historical guarantee obligations will be carefully controlled at limited level going forward.”

Mr. Zeng added, “2020 got off to a difficult start due to the outbreak of COVID-19. Immediately following the outbreak, we began taking decisive action to adapt our business and ensure business continuity. We have implemented a series of measures to ensure the safety and health of our staff and business, including enacting a temporary work-load based staffing program company-wide, allowing our staff to work remotely, and fortifying our cashflow and financial position by bringing costs and expenses under careful control. As we look ahead, the transformation of our service model will help us effectively reduce corresponding costs and expenses and improve operational efficiency. In addition to reducing sales headcount by providing online consulting and assistance, we are also able to reduce inspection-related costs by focusing on higher price-to-performance used cars. Benefiting from a streamlined corporate management structure and procedures, we are able to bring our headquarters-related expenses to an optimized and efficient level. In addition, our cash position is expected to strengthen in the coming quarters as a result of our recent divestitures, which will provide us with greater flexibility to invest in our future and generate long-term sustainable growth.”

Fourth Quarter 2019 Financial Results

Total revenues were RMB466.4 million (US$66.9 million) in the fourth quarter of 2019, representing an increase of 61.2% from RMB289.4 million in the same period last year. The increase was primarily due to increases in 2C transaction volume, GMV, commission rate(2) and VAS take rate(3).

2C revenue was RMB387.8 million (US$55.6 million) in the fourth quarter of 2019, representing an increase of 64.6% from RMB235.6 million in the same period last year. 2C transaction volume, or online used car transaction volume, increased by 26.5% year-over-year to 28,302 units in the fourth quarter of 2019. 2C GMV increased by 31.9% year-over-year to RMB3,308 million.

●                  Commission revenue was RMB207.5 million (US$29.7 million) in the fourth quarter of 2019, representing an increase of 69.2% from RMB122.6 million in the same period last year, primarily due to increases in transaction volume, GMV and commission rate. The Company’s unique value proposition to consumers along with an improved user experience and higher pricing power resulted in its commission rate expanding to 6.3% during the quarter from 4.9% in the same period last year.

●                  Value-added service revenue was RMB180.4 million (US$25.9 million) in the fourth quarter of 2019, representing an increase of 59.6% from RMB113.0 million in the same period last year, primarily due to increases in transaction volume, GMV and VAS take rate. VAS take rate increased to 5.5% in the fourth quarter of 2019 from 4.5% in the same period last year, primarily driven by higher pricing power as a result of Uxin’s increasingly optimized and diversified services.

Other revenue(4) was RMB78.6 million (US$11.3 million) in the fourth quarter of 2019, representing an increase of 46.1% from RMB53.8 million in the same period last year.

Cost of revenues was RMB190.3 million (US$27.3 million) in the fourth quarter of 2019, representing an increase of 21.1% from RMB157.2 million in the same period last year. The increase was primarily due to an increase in salaries and benefits for employees engaged in car inspection, quality control, customer service and after-sales services, as well as an increase in fulfillment cost driven by an increase in transaction volume.

Gross profit was RMB276.0 million (US$39.6 million) in the fourth quarter of 2019, representing an increase of 108.8% from RMB132.2 million in the same period last year. Gross margin increased to 59.2% in the fourth quarter of 2019 from 45.7% in the same period last year, driven by growing economies of scale and optimized cost structure.

Total operating expenses were RMB861.6 million (US$123.5 million) in the fourth quarter of 2019. Total operating expenses excluding the impact of share-based compensation expenses were RMB852.5 million.

(2)  The commission rate is measured by 2C commission revenue divided by 2C GMV.

(3)  The VAS take rate is measured by 2C VAS revenue divided by 2C GMV.

(4)  Other revenue mainly consists of the revenues from salvage car business and other miscellaneous revenue streams.

●                  Sales and marketing expenses decreased by 30.7% year-over-year to RMB255.0 million (US$36.6 million) in the fourth quarter of 2019. The decrease mainly reflects the Company’s continuous efforts to enhance operating efficiency. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter. As a percentage of total revenues, sales and marketing expenses excluding share-based compensation expenses decreased to 54.7% from 127.1% in the same period last year.

●                  General and administrative expenses increased by 19.8% year-over-year to RMB124.5 million (US$17.8 million) in the fourth quarter of 2019. The increase was mainly due to increases in salaries and benefits as well as professional fees. General and administrative expenses excluding share-based compensation expenses of RMB8.4 million were RMB116.1 million. As a percentage of total revenues, general and administrative expenses excluding share-based compensation expenses was 24.9%, compared with 12.5% in the same period last year.

●                  Research and development expenses increased by 26.4% year-over-year to RMB40.8 million (US$5.8 million) in the fourth quarter of 2019. The increase was primarily due to an increase in IT infrastructure services-related expenses. Research and development expenses excluding share-based compensation expenses of RMB0.6 million were RMB40.2 million. As a percentage of total revenues, research and development expenses excluding share-based compensation expenses was 8.6%, a decrease from 10.9% in the same period last year.

●                  Loss from guarantee liabilities was RMB169.9 million (US$24.4 million) in the fourth quarter of 2019. The Company incurred guarantee liabilities associated with the remaining guarantee obligations from its historically-facilitated loans which were not transferred to Golden Pacer. In addition, due to the impact of a series of regulations in relation to lending and debt collection in the fourth quarter of 2019, the performance of the aforementioned portion of loans was adversely affected, which led to a significant loss from guarantee liabilities in the reported quarter.

●                  Provision for credit losses was RMB271.4 million (US$38.9 million) in the fourth quarter of 2019, compared with nil in the same period last year. Due to the impact of the aforementioned new regulations in relation to lending and debt collection, an impairment was incurred as a result of the adversely-affected performance of the Company’s financial assets, mainly including loans recognized as a result of payment under the guarantee and financial lease receivables.

Loss from continuing operations was RMB585.5 million (US$83.9 million) in the fourth quarter of 2019, compared with RMB368.3 million in the same period last year. If not taking into account loss from guarantee liabilities and provision for credit losses, loss from continuing operations in the fourth quarter of 2019 would be RMB144.3 million.

Non-GAAP adjusted loss from continuing operations, which excludes the impact of share-based compensation expenses of RMB9.0 million, was RMB576.5 million (US$82.6 million) in the fourth quarter of 2019, compared with RMB299.8 million in the same period last year. If not taking into account loss from guarantee liabilities and provision for credit losses, non-GAAP adjusted loss from continuing operations in the fourth quarter of 2019 would be RMB135.3 million.

Net loss from continuing operations was RMB589.0 million (US$84.4 million) in the fourth quarter of 2019, compared with RMB391.6 million in the same period last year. If not taking into account loss from guarantee liabilities and provision for credit losses, net loss from continuing operations in the fourth quarter of 2019 would be RMB147.8 million.

Non-GAAP adjusted net loss from continuing operations, which excludes the impact of share-based compensation expenses of RMB9.0 million, was RMB580.0 million (US$83.1 million) in the fourth quarter of 2019, compared with RMB323.1 million in the same period last year. If not taking into account loss from guarantee liabilities and provision for credit losses, non-GAAP adjusted net loss from continuing operations in the fourth quarter of 2019 would be RMB138.8 million.

As of December 31, 2019, the Company had cash and cash equivalents of RMB478.2 million (US$68.5 million).

Full Year 2019 Financial Results

Total revenues were RMB1,588.0 million (US$227.6 million) in the full year 2019, representing an increase of 140.9% from RMB659.1 million in the prior year. The increase was primarily due to increases in 2C transaction volume, GMV, commission rate and VAS take rate.

2C revenue was RMB1,347.4 million (US$193.1 million) in the full year 2019, representing an increase of 264.5% from RMB369.6 million in the prior year. 2C transaction volume, or online used car transaction volume, increased by 153.8% year-over-year to 97,100 units in the full year 2019. 2C GMV increased by 155.3% year-over-year to RMB11,268 million.

●                  Commission revenue was RMB711.4 million (US$102.0 million) in the full year 2019, representing an increase of 250.2% from RMB203.2 million in the prior year, primarily due to increases in transaction volume, GMV and commission rate. The Company’s unique value proposition to consumers along with an improved user experience and higher pricing power resulted in its commission rate expanding to 6.3% in the full year 2019 from 4.6% in the prior year.

●                  Value-added service revenue was RMB636.0 million (US$91.2 million) in the full year 2019, representing an increase of 282.1% from RMB166.5 million in the prior year, primarily due to increases in transaction volume, GMV and VAS take rate. VAS take rate increased to 5.6% in the full year 2019 from 3.8% in the prior year, primarily driven by higher pricing power as a result of Uxin’s increasingly optimized and diversified services.

Other revenue was RMB240.6 million (US$34.5 million) in the full year 2019, representing a decrease of 16.9% from RMB289.5 million in the prior year.

Cost of revenues was RMB689.3 million (US$98.8 million) in the full year 2019, representing an increase of 64.6% from RMB418.9 million in the prior year. The increase was primarily due to an increase in salaries and benefits for employees engaged in car inspection, quality control, customer service and after-sales services, as well as an increase in fulfillment cost driven by an increase in transaction volume.

Gross profit was RMB898.7 million (US$128.8 million) in the full year 2019, representing an increase of 274.1% from RMB240.2 million in the prior year. Gross margin increased to 56.6% in the full year 2019 from 36.4% in the prior year, driven by growing economies of scale and optimized cost structure.

Total operating expenses were RMB2,192.8 million (US$314.3 million) in the full year 2019. Total operating expenses excluding the impact of share-based compensation expenses were RMB2,108.3 million.

●                  Sales and marketing expenses decreased by 20.4% year-over-year to RMB1,185.0 million (US$169.9 million) in the full year 2019. The decrease mainly reflects the Company’s continuous efforts to enhance operating efficiency. Share-based compensation expenses associated with sales and marketing expenses were nil in the full year 2019. As a percentage of total revenues, sales and marketing expenses excluding share-based compensation expenses decreased to 74.6% in the full year 2019 from 225.8% in the prior year.

●                  General and administrative expenses decreased by 62.4% year-over-year to RMB402.0 million (US$57.6 million) in the full year 2019. The decrease was mainly due to a decrease in share-based compensation expenses. General and administrative expenses excluding share-based compensation expenses of RMB84.3 million were RMB317.7 million. As a percentage of total revenue, general and administrative expenses excluding share-based compensation expenses was 20.0%, an increase from 12.9% in the prior year.

●                  Research and development expenses increased by 12.4% year-over-year to RMB140.0 million (US$20.1 million) in the full year 2019. The increase was primarily due to an increase in salaries and benefits. Research and development expenses excluding share-based compensation of RMB0.2 million were RMB139.8 million. As a percentage of total revenues, research and development expenses excluding share-based compensation expenses was 8.8%, a decrease from 16.4% in the prior year.

●                  Loss from guarantee liabilities was RMB194.4 million (US$27.9 million) in the full year 2019, which resulted from the guarantee obligations associated with the remaining portion of Uxin’s historically-facilitated loans that were not transferred to Golden Pacer, as well as the adversely-affected performance of the aforementioned remaining portion of loans.

●                  Provision for credit losses was RMB271.4 million (US$38.9 million) in the full year 2019, compared with RMB40.6 million in the prior year. The impairment was a result of the adversely-affected performance of the Company’s financial assets, mainly including loans recognized as a result of payment under the guarantee and financial lease receivables.

Loss from continuing operations was RMB1,292.1 million (US$185.2 million) in the full year 2019, a decrease from RMB2,488.4 million in the prior year. The narrowed loss from continuing operations was primarily due to a decrease in share-based compensation expenses.

Non-GAAP adjusted loss from continuing operations, which excludes the impact of share-based compensation expenses of RMB84.5 million, was RMB1,207.7 million (US$173.1 million) in the full year 2019, a decrease from RMB1,486.1 million in the prior year.

Net loss from continuing operations was RMB1,327.7 million (US$190.3 million) in the full year 2019, a decrease from RMB1,351.8 million in the prior year.

Non-GAAP adjusted net loss from continuing operations, which excludes the impact of share-based compensation expenses of RMB84.5 million, was RMB1,243.2 million (US$178.2 million) in the full year 2019, a decrease from RMB1,534.6 million in the prior year.

Recent Update

●                  The Impact from the Outbreak of COVID-19

The outbreak of COVID-19 has severely affected the used car industry with disruptions impacting the industry’s infrastructure and supply chains since January 2020. As part of its containment measures, the Chinese government extended the Chinese New Year holiday and required people to refrain from going outside. Throughout February and early March 2020, the majority of local used car markets and dealerships in China were closed and unable to resume operations. Logistics and delivery of used cars was also impacted by the closure of roads and highways in many regions across China. Title transfers were also hindered as local vehicle registration and management bureaus either remained closed or had yet to resume full operations. All of these factors created considerable barriers to used car purchase and fulfillment, which has severely disrupted Uxin’s business operations during the first quarter of 2020 and may continue to weigh on the Company’s results for the second quarter of 2020. In addition, the outbreak has also adversely impacted the auto financing industry as some borrowers’ ability to repay their auto loans is limited during this temporary period of economic disruption. The impact of the outbreak will be fully considered in the credit loss assessment under the new accounting standards effective on January 1, 2020. As a result, a significant provision for credit losses and loss from guarantee liabilities will be provided for the first quarter of 2020 associated with the Company’s historically-facilitated loans which were not transferred to Golden Pacer.

Since late March 2020, the used car industry has been gradually recovering as businesses restart operations, but it will still take some time before overall operations recover to normal levels. The Company will continue to closely monitor the development of the outbreak and evaluate its impact on the business beyond the first quarter of 2020.

●                  Change in Fiscal Year End to Adapt to Seasonality

China’s used car market follows clear seasonal patterns where the fourth quarter is typically peak season and the first quarter is typically slower due to the Chinese New Year Holiday. With this in mind, the Company has decided to change its fiscal year end from December 31 to March 31 to ensure it can allocate ample resources towards driving sales during peak season in the fourth quarter and focus on strategic planning for the new fiscal year during slow season in the first quarter.

On April 26, 2020, Uxin’s board of directors approved the fiscal year change. The Company will file a transition report on Form 20-F to cover the transition period from January 1, 2020 to March 31, 2020 in due course as required under applicable regulations. The Company’s earnings release for the three months ended March 31, 2020 will be announced concurrently with the filing of the transition report on Form 20-F.

Business Outlook

For the three months ended March 31, 2020, taking into account the impacts from the outbreak of COVID-19 and business divestitures, Uxin expects total revenues from continuing operations to be in the range of RMB80 million to RMB85 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions and is based upon the current situation and uncertainties associated with the outbreak of COVID-19, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on April 27, 2020 U.S. Eastern Time (8:00 PM on April 27, 2020 Beijing/Hong Kong time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1956958. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until May 12, 2020. The dial-in details for the replay are as follows:

U.S.:          +1 646 254 3697

International:   +61 2 8199 0299

Conference ID:   1956958

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars online through its innovative integrated online platform and offline service and fulfilment networks, which takes care of each step of the transaction process and covers the entire value chain. Its one-stop online shopping mall provides consumers with a nationwide selection of used cars and various value-added products and services as well as a full suite of offline supporting services to fulfill these online transactions. Its extensive service network is bolstered by its own sales force and over 1,100 service centers operated by third-party agents in over 250 prefecture-level cities throughout China. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfer between different cities across China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from operations, adjusted net loss and adjusted net loss per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations excluding share-based compensation. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9762 to US$1.00, representing the index rate as of the end of December 2019 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Christian Arnell

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
To consumers (“2C”)
- Commission revenue	122,598	207,452	29,737	203,158	711,362	101,970
- Value-added service revenue	113,025	180,352	25,852	166,482	636,046	91,174
Others	53,757	78,561	11,261	289,450	240,623	34,492
Total revenues	289,380	466,365	66,850	659,090	1,588,031	227,636

Cost of revenues	(157,190)	(190,336)	(27,284)	(418,852)	(689,292)	(98,806)
Gross profit	132,190	276,029	39,566	240,238	898,739	128,830

Operating expenses
Sales and marketing	(367,718)	(255,010)	(36,554)	(1,488,699)	(1,184,997)	(169,863)
General and administrative	(103,886)	(124,505)	(17,847)	(1,070,419)	(402,040)	(57,630)
Research and development	(32,290)	(40,802)	(5,849)	(124,513)	(140,006)	(20,069)
Gain/(loss) from guarantee liabilities	3,424	(169,881)	(24,352)	(4,414)	(194,385)	(27,864)
Provision for credit losses	—	(271,372)	(38,900)	(40,626)	(271,372)	(38,900)
Total operating expenses	(500,470)	(861,570)	(123,502)	(2,728,671)	(2,192,800)	(314,326)

Other operating income	—	10	1	—	1,925	276

Loss from continuing operations	(368,280)	(585,531)	(83,935)	(2,488,433)	(1,292,136)	(185,220)

Interest income	1,601	1,803	258	24,554	14,958	2,144
Interest expenses	(24,102)	(29,858)	(4,280)	(63,880)	(112,587)	(16,139)
Other income	8,702	30,389	4,356	23,721	71,142	10,198
Other expenses	(11,505)	(9,935)	(1,424)	(25,568)	(36,569)	(5,242)
Foreign exchange (losses)/gains	(710)	8	1	(8,232)	4,247	609
Fair value change of derivative liabilities	—	—	—	1,185,090	—	—
Gain from disposal of investments, net	—	—	—	—	28,257	4,050
Impairment of long-term investment	—	—	—	—	(37,775)	(5,415)
Loss from continuing operations before income tax expense	(394,294)	(593,124)	(85,024)	(1,352,748)	(1,360,463)	(195,015)
Income tax credit/(expense)	78	(2,038)	(292)	(1,644)	2,554	366
Equity in income of affiliates	2,631	6,126	878	2,631	30,231	4,333
Net loss from continuing operations, net of tax	(391,585)	(589,036)	(84,438)	(1,351,761)	(1,327,678)	(190,316)
Less: net loss attributable to non-controlling interests shareholders	(552)	(329)	(47)	(15,771)	(1,452)	(208)
Net loss from continuing operations, attributable to UXIN LIMITED	(391,033)	(588,707)	(84,391)	(1,335,990)	(1,326,226)	(190,108)

Discontinued operations
Income/(loss) from discontinued operations before income tax	81,281	(387,522)	(55,549)	(173,583)	(659,458)	(94,530)
Income tax (expense) /credit	(4,261)	9,830	1,409	(12,941)	(2,992)	(429)
Net income/(loss) from discontinued operations	77,020	(377,692)	(54,140)	(186,524)	(662,450)	(94,959)
Net income/(loss) from discontinued operations attributable to UXIN LIMITED	77,020	(377,692)	(54,140)	(186,524)	(662,450)	(94,959)

Net loss	(314,565)	(966,728)	(138,578)	(1,538,285)	(1,990,128)	(285,275)
Less: net loss attributable to non-controlling interests shareholders	(552)	(329)	(47)	(15,771)	(1,452)	(208)
Net loss attributable to UXIN LIMITED	(314,013)	(966,399)	(138,531)	(1,522,514)	(1,988,676)	(285,067)
Accretion on redeemable preferred shares	—	—	—	(318,951)	—	—
Deemed dividend to preferred shareholders	—	—	—	(544,773)	—	—

Net loss attributable to ordinary shareholders	(314,013)	(966,399)	(138,531)	(2,386,238)	(1,988,676)	(285,067)

Net loss	(314,565)	(966,728)	(138,578)	(1,538,285)	(1,990,128)	(285,275)
Foreign currency translation	9,069	21,237	3,044	4,818	(17,976)	(2,577)

Total comprehensive loss	(305,496)	(945,491)	(135,534)	(1,533,467)	(2,008,104)	(287,852)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(2,009)	(435)	(62)	(22,359)	(1,558)	(223)
Total comprehensive loss attributable to UXIN LIMITED	(303,487)	(945,056)	(135,472)	(1,511,108)	(2,006,546)	(287,629)

Net loss attributable to ordinary shareholders	(314,013)	(966,399)	(138,531)	(2,386,238)	(1,988,676)	(285,067)
Weighted average shares outstanding — basic	877,898,987	888,454,361	888,454,361	477,848,763	886,613,598	886,613,598
Weighted average shares outstanding — diluted	877,898,987	888,454,361	888,454,361	477,848,763	886,613,598	886,613,598

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.45)	(0.66)	(0.09)	(4.60)	(1.50)	(0.21)
Discontinued operations	0.09	(0.43)	(0.06)	(0.39)	(0.75)	(0.11)

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.45)	(0.66)	(0.09)	(4.60)	(1.50)	(0.21)
Discontinued operations	0.08	(0.43)	(0.06)	(0.39)	(0.75)	(0.11)

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	800,997	478,200	68,547
Restricted cash	1,011,705	706,988	101,343
Accounts receivable	51,610	44,605	6,395
Short-term investments	596,078	—	—
Advance to consumers on behalf of financing partners	521,908	2,135	306
Loan recognized as a result of payment under the guarantee, net	553,688	1,580,464	226,551
Advance to sellers	692,714	288,550	41,362
Other receivables, net	707,404	440,056	63,080
Inventory	19,380	13,792	1,977
Amounts due from related parties	—	51,590	7,395
Prepaid expenses and other current assets	417,314	158,908	22,779
Financial lease receivables, net	294,511	121,820	17,462
Assets held for sale(i)	1,001,325	1,057,761	151,625
Total current assets	6,668,634	4,944,869	708,822

Non-current assets
Property, equipment and software, net	199,271	110,114	15,784
Intangible assets, net	21,179	190	27
Goodwill	110,424	9,541	1,368
Long term investments	349,882	272,936	39,124
Right-of-use assets, net	—	45,446	6,514
Total non-current assets	680,756	438,227	62,817

Total assets	7,349,390	5,383,096	771,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings and current portion of long-term borrowings	624,588	263,425	37,761
Accounts payable	156,320	127,836	18,325
Guarantee liabilities(ii)	146,427	388,307	55,662
Deposit of interests from consumers and payable to financing partners — current	314,231	42,199	6,049
Advance from buyers collected on behalf of sellers	270,347	147,923	21,204
Other payables and accruals, current	1,128,068	1,302,292	186,676
Deferred revenue	115,160	54,267	7,779
Convertible notes, current	1,188,192	324,644	46,536
Operating lease liabilities, current	—	32,892	4,715
Liabilities held for sale(i)	528,498	310,029	44,441
Total current liabilities	4,471,831	2,993,814	429,148

Non-current liabilities
Long-term borrowings	481,801	241,026	34,550
Deposit of interests from consumers and payable to financing partners, non-current	19,356	265	38
Deferred tax liabilities	4,759	—	—
Convertible bonds, non-current	—	1,672,796	239,786
Operating lease liabilities, non-current	—	10,075	1,444
Total non-current liabilities	505,916	1,924,162	275,818

Total liabilities	4,977,747	4,917,976	704,966

Shareholders’ equity
Ordinary shares	575	581	83
Additional paid-in capital	12,967,986	13,069,560	1,873,450
Accumulated other comprehensive income	86,061	68,192	9,775
Accumulated deficit	(10,680,489)	(12,669,165)	(1,816,055)
Total Uxin’s shareholders’ equity	2,374,133	469,168	67,253
Non-controlling interests	(2,490)	(4,048)	(580)
Total shareholders’ equity	2,371,643	465,120	66,673

Total liabilities and shareholders’ equity	7,349,390	5,383,096	771,639

(i) Pursuant to the supplemental agreements entered into in April 2020, the assets and liabilties held for sale were presented for the divested businesses.
(ii) The guarantee liabilities are in relation to the historically-facilitated loans for WeBank and other financing partners, which were not transferred to Golden Pacer.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenue	—	—	—	137	—	—
Sales and marketing	7	—	—	394	—	—
General and administrative	67,753	8,419	1,207	985,105	84,265	12,079
Research and development	756	604	87	16,649	194	28

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(368,280)	(585,531)	(83,935)	(2,488,433)	(1,292,136)	(185,220)
Add: Share-based compensation expenses	68,516	9,023	1,294	1,002,285	84,459	12,107
- Cost of revenue	—	—	—	137	—	—
- Sales and marketing	7	—	—	394	—	—
- General and administrative	67,753	8,419	1,207	985,105	84,265	12,079
- Research and development	756	604	87	16,649	194	28

Non-GAAP adjusted loss from continuing operations	(299,764)	(576,508)	(82,641)	(1,486,148)	(1,207,677)	(173,113)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019

Net loss from continuing operations	(391,585)	(589,036)	(84,438)	(1,351,761)	(1,327,678)	(190,316)

Add: Share-based compensation expenses	68,516	9,023	1,294	1,002,285	84,459	12,107
- Cost of revenue	—	—	—	137	—	—
- Sales and marketing	7	—	—	394	—	—
- General and administrative	67,753	8,419	1,207	985,105	84,265	12,079
- Research and development	756	604	87	16,649	194	28

Fair value change of derivative liabilities	—	—	—	(1,185,090)	—	—

Non-GAAP adjusted net loss from continuing operations	(323,069)	(580,013)	(83,144)	(1,534,566)	(1,243,219)	(178,209)

Non-GAAP adjusted net loss from continuing operations per share — basic	(0.37)	(0.65)	(0.09)	(3.21)	(1.40)	(0.20)
Non-GAAP adjusted net loss from continuing operations per share — diluted	(0.37)	(0.65)	(0.09)	(3.21)	(1.40)	(0.20)
Weighted average shares outstanding — basic	877,898,987	888,454,361	888,454,361	477,848,763	886,613,598	886,613,598
Weighted average shares outstanding — diluted	877,898,987	888,454,361	888,454,361	477,848,763	886,613,598	886,613,598

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.9762 as of the end of December 2019 stipulated by the People’s Bank of China.

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended				For the year ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	RMB	RMB
Revenues
To consumers (“2C”)
- Commission revenue	148,840	178,901	176,169	207,452	711,362
- Value-added service revenue	135,475	162,054	158,165	180,352	636,046
Others	51,476	48,343	62,243	78,561	240,623
Total revenues	335,791	389,298	396,577	466,365	1,588,031

Cost of revenue	(156,372)	(171,693)	(170,891)	(190,336)	(689,292)
Gross profit	179,419	217,605	225,686	276,029	898,739

Operating expenses
Sales and marketing	(345,673)	(293,664)	(290,650)	(255,010)	(1,184,997)
General and administrative	(86,970)	(122,369)	(68,196)	(124,505)	(402,040)
Research and development	(32,634)	(31,897)	(34,673)	(40,802)	(140,006)
(Loss)/gain from guarantee liability	(9,188)	7,147	(22,463)	(169,881)	(194,385)
Provision for credit losses	—	—	—	(271,372)	(271,372)
Total operating expenses	(474,465)	(440,783)	(415,982)	(861,570)	(2,192,800)

Other operating income	—	—	1,915	10	1,925

Loss from continuing operations	(295,046)	(223,178)	(188,381)	(585,531)	(1,292,136)

Interest income	1,990	3,988	7,177	1,803	14,958
Interest expenses	(26,493)	(26,440)	(29,796)	(29,858)	(112,587)
Other income	25,140	5,853	9,760	30,389	71,142
Other expenses	(4,751)	(5,425)	(16,458)	(9,935)	(36,569)
Foreign exchange (losses)/gains	(779)	76	4,942	8	4,247
Gain from disposal of investment	—	28,257	—	—	28,257
Impairment of long-term investment	—	(37,775)	—	—	(37,775)
Loss from continuing operations before income tax expense	(299,939)	(254,644)	(212,756)	(593,124)	(1,360,463)
Income tax (expense)/credit	(1,556)	5,632	516	(2,038)	2,554
Equity in gains of affiliates	5,956	8,207	9,942	6,126	30,231
Net loss from continuing operations, net of tax	(295,539)	(240,805)	(202,298)	(589,036)	(1,327,678)
Less: net loss attributable to non-controlling interests shareholders	(445)	(346)	(332)	(329)	(1,452)
Net loss from continuing operations, attributable to UXIN LIMITED	(295,094)	(240,459)	(201,966)	(588,707)	(1,326,226)

Discontinued operations
Income/(loss) from discontinued operations before income tax	22,977	(124,930)	(169,983)	(387,522)	(659,458)
Income tax (expense) /credit	(12,422)	(268)	(132)	9,830	(2,992)
Net income/(loss) from discontinued operations	10,555	(125,198)	(170,115)	(377,692)	(662,450)
Net income/(loss) from discontinued operations attributable to UXIN LIMITED	10,555	(125,198)	(170,115)	(377,692)	(662,450)
	—
Net loss	(284,984)	(366,003)	(372,413)	(966,728)	(1,990,128)
Less: net loss attributable to non-controlling interests shareholders	(445)	(346)	(332)	(329)	(1,452)
Net loss attributable to UXIN LIMITED	(284,539)	(365,657)	(372,081)	(966,399)	(1,988,676)
	—

Net loss attributable to ordinary shareholders	(284,539)	(365,657)	(372,081)	(966,399)	(1,988,676)

Net loss	(284,984)	(366,003)	(372,413)	(966,728)	(1,990,128)
Foreign currency translation	6,027	(12,859)	(32,381)	21,237	(17,976)

Total comprehensive loss	(278,957)	(378,862)	(404,794)	(945,491)	(2,008,104)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(445)	(346)	(332)	(435)	(1,558)
Total comprehensive loss attributable to UXIN LIMITED	(278,512)	(378,516)	(404,462)	(945,056)	(2,006,546)

Net loss attributable to ordinary shareholders	(284,539)	(365,657)	(372,081)	(966,399)	(1,988,676)
Weighted average shares outstanding — basic	881,704,014	882,761,118	882,780,751	888,454,361	886,613,598
Weighted average shares outstanding — diluted	881,704,014	882,761,118	882,780,751	888,454,361	886,613,598

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.33)	(0.27)	(0.23)	(0.66)	(1.50)
Discontinued operations	0.01	(0.14)	(0.19)	(0.43)	(0.75)

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.33)	(0.27)	(0.23)	(0.66)	(1.50)
Discontinued operations	0.01	(0.14)	(0.19)	(0.43)	(0.75)

i. The results for the three months ended March 31, June 30, and September 30, 2019 were presented as if all the agreements in relation to the divestitures were effective retrospectively to reflect the scope of discontinued operations.

ii. According to the definitive agreements the Company entered into with Golden Pacer on September 30, 2019, Golden Pacer would take over the 2C intra-regional business and loan facilitation related guarantee services starting from July 1, 2019. Pursuant to the supplemental agreements entered into in April 2020, Golden Pacer took over 2C intra-regional business and loan facilitation related guarantee services starting from the fourth quarter of 2019. Accordingly, the Unaudited Consolidated Statements of Comprehensive Loss for the three months ended September 30, 2019 included the result from discontinued operations of the divested businesses.